

ErmaRose Winery, LLC Small Business Bond™

Bond Terms:

Bond Yield: 6.0%
Target Raise Amount: $350,000
Offering End Date: Feb 15, 2022

Repayment Period: 7 years (84 months)
Minimum Raise Amount: $75,000

Company Details:

Name: ErmaRose Winery, LLC
Founded: 2018
Address: 3130 Katy Hockley Cutoff Rd
Katy, TX 77493

Industry: Wineries
Employees: 20
Website: https://ermarosewinery.com/

Use of Funds Allocation:

If the maximum raise is met:
$105,000 (30.0%) – Warehouse expansion
$232,750 (66.5%) – Working Capital
$12,250 (3.5%) – SMBX's capital raise fee

Social:

Instagram: 14.6k Followers





Business Metrics:

	Prior fiscal year-end: 2019	Recent fiscal year-end: 2020
Total Assets	$95,839	$116,935
Cash & Cash Equivalents	$8,474	$27,045
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues / Sales	$109,597	$430,228
Cost of Goods Sold	$28,881	$137,890
Taxes & licenses	$5,266	$21,947
Net Income	-$9,550	$20,991

Recognition:

ErmaRose Winery's Cranberry Wine was the Bronze Medal Winner at the Women's International Wine Competition and its Masked Gorilla won bronze at the Lone Star International Wine Competition, both in June 2019.

About:

Jennifer Prothow, a proud veteran, had a vision to craft her unique wine recipes and start a winery with her parents in 2018. The winery focuses on making wines from a variety of fresh frozen fruit, free of concentrates and low in sulfites. They have sold nearly 2,000 cases.

For more information, contact our Customer Support Team at support@thesmbx.com

